Exhibit (a)(6)
Form of Reminder of Expiration Date
REMINDER
DEADLINE: 5:00 P.M. (EDT) September 14, 2009
To all Employees Eligible to Participate in the Offer to Amend Certain Outstanding Performance-Based Options and Restricted Stock Units:
5:00 p.m. (EDT) on September 14, 2009 is presently the deadline for you to tender your eligible options and restricted stock units for amendment pursuant to the Offer to Amend Certain Outstanding Performance-Based Options and Restricted Stock Units dated August 13, 2009 (the “Offer to Amend”). The Offer to Amend was e-mailed to you on August 13, 2009, the commencement date of the offer. You may obtain a printed copy of that document by contacting (484) 582-5597 or equity@sungard.com.
If you decide to tender your eligible awards for amendment, you must submit your election form in accordance with the instructions attached to that document. The submission must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.
This reminder is being distributed to all employees eligible to participate in the offer. Accordingly you are receiving this notice even if you have previously submitted your election form. If you do not want to tender your eligible awards, please disregard this reminder.